SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K/A

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Act of 1934

(Date of Report) (Date of earliest event reported): April 20, 2016

PLANDAI BIOTECHNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	000-51206	20-1389815
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

17 Hanover Square, London, England W1S 1BN

(Address of principal executive offices)

Registrant's telephone number, including area code:

(917) 900-6829

(Former name or former address, if changed since last report)

 Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

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Item 4.01 Changes in Registrant’s Certifying Accountant.

(a)	On October 1, 2015, Cutler & Co., LLC (“Cutler & Co.”) merged its SEC auditing practice with Pritchett, Siler & Hardy PC. As a result of the transaction, Cutler & Co. voluntarily deregistered with the PCAOB and resigned as the Company’s independent registered public accounting firm effective November 12, 2015.

The Company had appointed Cutler & Co. as it independent registered public accounting firm on September 24, 2015 and since that date, through its resignation on November 12, 2015, Cutler & Co. has not completed either an audit of our annual financial statements or a review of our interim unaudited quarterly financial statements. Accordingly, Cutler & Co. issued no report during the period of its appointment.

During the period from its appointment on September 24, 2015 through its resignation November 12, 2015, there were (1) no disagreements with the Company on any matter of accounting principles or practices, financial statement disclosure and procedure which, if not resolved to the satisfaction of Cutler & Co, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report; and (2) there were no “reportable events” as that term is defined in Item 304 of Regulation S-K promulgated under the Securities Exchange Act of 1934 (“Item 304”).

We provided Cutler & Co. with a copy of this Current Report and have requested that it furnish the Company with a letter addressing to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter was attached as Exhibit 16.1 to the Current Report on Form 8-K filed on April 27, 2016.

(b)	On April 26, 2016, the Company retained Pritchett, Siler and Hardy PC of Farmington, Utah as our new independent principal accountant to audit the Company’s financial statements. During the Company’s two most recent fiscal years to date, and subsequent interim period through the date of engagement, the Company has not retained or inquired of Pritchett, Siler and Hardy PC regarding the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements. Further, the Company received no written report or oral advice from Pritchett, Siler and Hardy PC that the Company considered in reaching a decision to retain them, nor has the Company has communicated with or had any disagreements or reportable events that concern Pritchett, Siler and Hardy PC or the Company’s interactions with its former independent auditor for the previous two most recent fiscal years to date and subsequent interim period through the date of engagement.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

(a)	On April 25, 2016, the Company’s Board of Directors concluded that the Company’s previously issued financial statements for fiscal year ended June 30, 2014, audited by Mr. Terry Johnson, should no longer be relied upon. On October 6, 2015, the Commission notified the Company that it permanently suspended Mr. Johnson from practicing as an accountant on behalf of any publicly traded company, or other entity regulated by the SEC. The Company filed Form 8-K disclosing this fact on October 6, 2015. Thereafter, the Company reviewed Mr. Johnson’s audit work for the fiscal year ended June 30, 2014 and concluded that the previously issued financial statements audited by Mr. Johnson for the year ended June 30, 2014 should not be relied upon. The Company is currently in the process of having its financial statements for 2014 re-audited along with its financial statements for the fiscal year ended June 30, 2015.

Upon re-auditing of its previously issued financial statements for the fiscal year ended June 30, 2014, the Company determined that several adjustments were required including:

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Restated Balance Adjustments Previous Balance

Short Term Note Payable	$3,033,000	$3,033,000	$—
Note Payable Net of Discount	$8,725,071	$3,911,796	$12,636,867
Stock Issuable	$60,000	$1,420,007	$1,480,007
Additional Paid-in Capital	$23,875,764	$1,929,031	$21,946,732
Accumulated Deficit	$26,360,933	$403,770	$25,957,163
Operating Expenses	$5,145,958	$2,382,324	$7,528,282
Interest Expense	$793,814	$272,529	$521,285
Change in Value of Derivative Liability	$3,170,681	$3,170,681	$—
Derivative Interest	$190,128	$1,567,898	$1,758,026
Other Income	$112,641	$291,208	$403,849

The Company’s Board of Directors or authorized officers have not discussed any of the foregoing adjustments with Mr. Johnson.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibit No.	Document	Location
16.1	Letter dated April 25, 2016, from Cutler & Co., LLC to the Securities and Exchange Commission.	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 17, 2016

PLANDAI BIOTECHNOLOGY, INC. By: /s/ Roger Duffield Roger Duffield Chief Executive Officer

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